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PIC Diversification Fund, LLC

245 Laurel Road

Lexington, South Carolina 29073

August 25, 2026

Re: Post-Qualification Amendment No.2 to Form 1-A Offering Statement

Ladies and Gentlemen:

Solon Law, PC has acted as counsel to PIC Diversification Fund, LLC, a Wyoming limited liability company (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission of a Post-Qualification Amendment No. 2 to a Regulation A Offering Statement on Form 1-A (the “Amendment”) relating to the sale by the Company of up to $74,149,425.00 face value in Bonds (the “Bonds”, each a “Bond”) in increments of $1.00 plus an investor processing fee of 1%, with a minimum investment by any investor of $10.00 ($10.10 including the investor processing fee), for total potential gross proceeds (including prior bond issuances of $108,000 face value plus the investor processing fee) of $75,000,000 (rounded up). This opinion is being delivered in accordance with the requirements of Part III of Form 1-A.

In rendering this opinion, we have examined (i) the Amendment and the exhibits thereto, (ii) certain resolutions of the Company, relating to the issuance and sale of the Bonds, and (iii) such other records, instruments and documents as we have deemed advisable in order to render this opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, or photostatic copies, and the authenticity of the originals of such latter documents. As to certain factual matters, we have relied upon resolutions and representations of the management of the Company and have not sought independently to verify such matters.

Based on the foregoing, we are of the opinion that when sold and issued against payment therefor, as described in the Amendment, the Bonds will be validly authorized, legally issued, and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinion herein is expressed solely with respect to the laws of the State of Wyoming, as currently in effect, and we express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof. No opinion is being rendered hereby with respect to the truth, accuracy, or completeness of the Amendment or any portion thereof.

The information set forth herein is as of the date hereof. We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. Our opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the Shares, the Amendment, or the circular included therein.

We hereby consent to the filing of this opinion as an exhibit to the Amendment. In giving such consent, we do not believe that we are “experts” within the meaning of such term as used in the Securities Act of 1933 or the rules and regulations of the Commission issued thereunder with respect to any part of the Amendment, including this opinion as an exhibit or otherwise.

Sincerely,

/s/ Solon Law

SOLON LAW, PC